UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. Initial)*

Chiste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17017Q 10 7

(CUSIP Number)

July 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Security Management Company, LLC I.R.S. Identification Nos. of Above Persons (entities only). 48-1183041

2. Check the Appropriate Box If a Member of a Group (See Instructions): (a) (b)

3. SEC Use Only

4. Citizenship or Place of Organization-Kansas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	See Item 4 below.

	6. Shared Voting Power	0

	7. Sole Dispositive Power	See Item 4 below.

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4 below.

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11) 21.1% See Item 4 below.

12. Type of Reporting Person (See Instructions) IA

ITEM 1.

  Name of Issuer - Chiste Corporation (the "Issuer")

  Address of Issuer's Principal Executive Offices:

  Chiste Corporation
  1801 Route 51 South
  Jefferson Hills, PA 15025

ITEM 2.

  Name of Person Filing

  Security Management Company, LLC

  Address of Principal Business Office or, if none, Residence

  One Security Benefit Place
  Topeka, Kansas 66636-0001

  Citizenship

  Security Management Company, LLC is a Kansas limited liability company.

  Title of Class of Securities

  Common Stock

  CUSIP

  17017Q 10 7

ITEM 3.          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  [  ]  Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
  [  ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  [  ]  Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
  [  ]  Investment Company registered under Section 8 of the Investment Company Act of 1940
        (15 U.S.C. 80a-8).
  [X]  An Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
  [  ]  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
  [  ]  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (12 U.S.C. 1813).
  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
        of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
  [  ]  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

ITEM 4.         Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  Amount beneficially owned: Amount beneficially owned: As of July 7, 2005, Security Management Company, LLC has the sole power to direct the vote and to dispose of 211,569 shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Issuer. The Preferred Stock is not currently convertible into common stock of the Issuer. The Preferred Stock will automatically convert into common stock of the Issuer at a rate of 185.35215 shares of common stock for each share of Preferred Stock (the "Conversion Rate") upon the approval by a majority of the Issuer's common stock and Preferred Stock (voting together as a single class on an as converted to common stock basis) of a 1 for 25 reverse stock split of the Issuer's outstanding common stock. The Conversion Rate is subject to adjustment upon approval of the reverse stock split. Such adjustment to the Conversion Rate will result in each share of Preferred Stock being converted into 7.4140860 shares of the Issuer's common stock. As a result of the foregoing, upon the effectiveness of the reverse stock split, the Reporting Person will have the sole power to direct the vote and to dispose of 1,568,591 shares of Issuer common stock (post reverse stock split basis).**

  Percent of class: 21.1% (Assuming automatic conversion of all outstanding Preferred Stock)

  Number of shares as to which such person has:

    Sole power to vote or direct the vote: See Item 4(a) above. 1,568,591 shares of common stock (post-reverse split basis)

    Shared power to vote or direct the vote: Not Applicable. In connection with the acquisition of the Preferred Stock, the clients of SMC (as defined below) agreed to vote their shares of Preferred Stock and common stock, as applicable and any other shares over which they may have voting control: (i) for a period ending July 7, 2006, in favor of the reverse stock split referred to above and the change of the corporate name of the Issuer and matters related thereto; and (ii) until October 5, 2005, to vote their shares in favor of a designee of Keating Reverse Merger Fund, LLC to serve on the Issuer's board of directors if such person is agreed to and supported by the board of directors of the Issuer or nominated by the board of directors of the Issuer and not to take any action to increase the number of members of the board from five persons.

    Sole power to dispose or direct the disposition of: 1,568,591 (post-reverse split basis).

    Shared power to dispose or direct the disposition of: Not Applicable

**This report is being filed on behalf of Security Management Company, LLC ("SMC"), a Kansas limited liability company, and/or certain investment advisory clients relating to their collective beneficial ownership of shares of common stock of the Issuer. SMC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, SMC may be deemed to be the beneficial owner of the securities of the Issuer for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934. SMC has the sole power to dispose of the shares.

ITEM 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6.         Ownership of More Than Five Percent On Behalf of Another Person.

Certain advisory clients of Security Management Company, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of such securities, including SBL Fund, Series J and Security Equity Fund, Mid Cap Value Series, each of which are entitled to receive the dividends or profits from the sale of securities constituting of more than five percent of the Issuer's common stock (on a post-reverse split basis).

ITEM 7.         Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 6.

ITEM 8.         Identification and Clarification of Member of the Group.

Not applicable.

ITEM 9.         Notice of Dissolution of Group.

Not applicable.

ITEM 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Security Management Company, LLC Dated August 4, 2005

By:	MICHAEL G. ODLUM Michael G. Odlum President